UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2016

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2016

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yasuo Matsumoto
Name:	Yasuo Matsumoto
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 10, 2016 — Please be advised that the 11th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. will be held as described below.

1.	Date and Time of the Meeting:	Wednesday, June 29, 2016, at 10:00 a.m. (Reception scheduled to open at 8:30 a.m.)

2.	Place of the Meeting:	NIPPON BUDOKAN at 2-3, Kitanomaru-Koen, Chiyoda-ku, Tokyo

3.	Matters to be dealt with at the Meeting:

	Matters for Reporting:	The Business Report for the 11th Fiscal Year (from April 1, 2015 to March 31, 2016), the Financial Statements, the Consolidated Financial Statements and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Audit Committee.

Matters for Resolution:

<Proposal by the Company (from First Item of Business to Third Item of Business)>

	First Item of Business	Appropriation of Surplus

	Second Item of Business	Partial Amendments to the Articles of Incorporation

	Third Item of Business	Election of 17 (Seventeen) Directors

<Proposal by Shareholder (from Fourth Item of Business to Fifth Item of Business)>

	Fourth Item of Business	Partial Amendments to the Articles of Incorporation

(Submission of a Request to the Bank of Japan for Abolishment of the Negative Interest Rate Policy)

	Fifth Item of Business	Partial Amendments to the Articles of Incorporation

(Introduction of a Discount Program for Male Customers)